United States securities and exchange commission logo





                             April 16, 2021

       Yi Zhang
       Chief Executive Officer
       Global Online Education Inc.
       No.82 Tongjia Road, Hongkou District, Shanghai
       People   s Republic of China

                                                        Re: Global Online
Education Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 22,
2021
                                                            CIK No. 0001838937

       Dear Mr. Zhang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted March 22, 2021

       Cover Page

   1. We note your disclosure on pages 8 and 66 that you will be a controlled company following the
completion of the offering. Please include similar disclosure on the cover page of your
prospectus.
       Prospectus Summary, page 1

   2. Please add disclosure regarding your dual class capital structure, the disparate voting rights of your Class B
and Class A ordinary shares, and the percent of the voting power the holder of Class B
ordinary shares will control upon completion of the offering.
 Yi Zhang
Global Online Education Inc.
April 16, 2021
Page 2
Who We Are, page 1

3. We note your disclosure in the second paragraph of this section that "[t]he effectiveness of our tutoring services is demonstrated by the strong track record of significant academic improvement and the outstanding performance of our students." Please disclose how you measure academic improvement and student performance and disclose your results.
         Please make conforming revisions to the business section.
Management's Discussion and Analysis and Results of Operations
Specific Factors Affecting Our Results of Operations, page 87

4. We note your disclosure that you generally raise your standard tuition fees every six months for one-on-one courses, that you had one of the highest tuition fee levels for one-
         on-one online tutoring courses in China in 2020, that your net revenues increased in 2020 in part due to an increase in tuition fees, and that one of the key
drivers of China   s online
         education market is affordable pricing. Please clarify whether you expect to be able to, and intend to, continue raising tuition fees in this manner and at a similar rate in the future.
Impact of COVID-19, page 88

5. Please include a specific discussion of the costs the business incurred and any other negative impacts on the company as a result of the COVID-19 pandemic. In addition, we note your disclosure elsewhere in your filing that due to the accelerated adoption of online education during the COVID-19 pandemic, the penetration rate for online K-12 one-on-
         one after-school tutoring services increased significantly from 10.6% in 2019 to 15.5% in
         2020. Please include a discussion of whether you expect the growth in online after-school tutoring services to continue after the COVID-19 pandemic subsides. Refer to Item 5.D.
         of Form 20-F and CF Disclosure Guidance Topic No. 9.
Results of Operations
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Cost of Revenues, page 93

6. Please revise to quantify factors to which changes are attributed. For example, you disclose that the increase in teacher compensation costs was mainly due to the increase in number of class hours delivered by your teachers and that the increase in other costs is attributable to the technology service fees but do not quantify those impacts. In addition, we note from your disclosure on page 89 that your teacher compensation costs include base salaries and additional compensation calculated based on hourly rates and the total
FirstName LastNameYi Zhang
       number of class hours delivered. Please consider whether quantification of material
Comapany    NameGlobal
       components          Online
                     of teacher   Education Inc.
                                compensation   would facilitate investors'
understanding of your
       results.
April 16, 2021 Page 2
FirstName LastName
 Yi Zhang
FirstName   LastNameYi
Global Online   EducationZhang
                          Inc.
Comapany
April       NameGlobal Online Education Inc.
       16, 2021
April 316, 2021 Page 3
Page
FirstName LastName
Industry
China's Online K-12 After-School Tutoring Market, page 105

7. Please clarify whether the focus of the after-school tutoring market is remedial (i.e., helping students who are struggling academically), enrichment (i.e., helping students who are already succeeding academically do even better), or a combination of the two. In doing so, please address whether there are any meaningful differences between these student populations with respect to the provision of your services (e.g., in the skillset of the type of teacher required, in the costs associated with delivering services, in the success rate). Finally, to provide context for your market opportunity, please describe the condition and effectiveness of the public education systems in the markets in which you operate.
Business
Who We Are, page 112

8.       Please provide support for the statement that you are    a leading
online education company
         in China.
Our People, page 135

9. We note the number of your full-time employees has decreased from 24,829 as of
         December 31, 2019 to 21,839 as of December 31, 2020. Considering the significant decrease, please provide the breakdown of your full-time employees by function as of
         December 31, 2019. Refer to Item 4(a) of Form F-1 and Item 6.D of Form 20-F.
10. Please include a summary of the material terms of the agreements with your third-party service providers that supply your teaching staff.
Intellectual Property, page 136

11. You refer to your patents on pages 24 and 148 but do not include a discussion of any patents in this section. Please reconcile this disclosure.
Management
Compensation of Directors and Executive Officers, page 160

12. As this disclosure relates to the 2020 compensation of an executive officer, rather than the beneficial ownership of such officer required under Item 6.E. of Form 20-F, please include the number and exercise price of the stock options granted to Mr. Ng in 2020.
         Refer to Item 6.B. of Form 20-F.
Description of Share Capital, page 167

13. Please include a description of the exclusive forum provision that will be contained in your Eighth Amended and Restated Memorandum and Articles of
Association.
 Yi Zhang
Global Online Education Inc.
April 16, 2021
Page 4
Description of American Depositary Shares
Governing Law, page 189

14. We note your disclosure that any action arising out of the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the United States, yet your risk factors on page 60 indicate there will be an exclusive forum provision in the deposit agreement designating the United States
         District Court for the Southern District of New York as the exclusive forum within the
         U.S. Please reconcile this disclosure and specifically state that the provision will apply to claims arising under the Securities Act and Exchange Act in this section. We also note your risk factor disclosure on page 63 that ADS holders will waive the right to a jury trial of any claim arising out of the shares, ADSs or the deposit agreement, including under the federal securities laws, and that the depositary may require a claim to be submitted to arbitration. Please include a discussion of these provisions in this discussion of the deposit agreement.
Global Online Education Inc. Financial Statements
Notes to Consolidated Financial Statements for the years ended December 31, 2019 and 2019
Summary of Significant Accounting Policies
Fair Value, page F-17

15. For your short-term investments, please revise to describe, in sufficient details, the valuation technique(s) used in the fair value measurement. Refer to ASC 820-10-50-
         2(bbb).
Revenue Recognition, page F-19

16. For tuition fees collected under the installment tuition payment option, we note that third-
         party credit providers remit the total amount of tuition fees after
the student   s enrollment
         and charge you a service fee. Please expand your disclosure to include this information and explain how you account for the service fee charged by the third-party credit providers.
10. Net Loss Per Share, page F-35

17. Please revise Note 10. to disclose the number of outstanding options and convertible preferred shares that could potentially dilute basic earnings per share in the future that
FirstName LastNameYi Zhang
       were not included in the computation of diluted earnings per share for the periods
Comapany   NameGlobal
       presented becauseOnline   Education
                          to do so would beInc.
                                             anti-dilutive. Refer to the
guidance in ASC 260-10-
       50-1c.
April 16, 2021 Page 4
FirstName LastName
 Yi Zhang
FirstName   LastNameYi
Global Online   EducationZhang
                          Inc.
Comapany
April       NameGlobal Online Education Inc.
       16, 2021
April 516, 2021 Page 5
Page
FirstName LastName
       You may contact Stephen Kim at 202-551-3291 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Z. Julie Gao, Esq.